TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA

              NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS ANNOUNCES SHARES FOR SERVICES

EDMONTON, ALBERTA--(February 20, 2007) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") announced its intention to issue shares for services to consultants for their participation in the development, sales and marketing of retail-market software products (“Services”).

Titan entered into consulting arrangements with three consultants for provide such Services in exchange for 300,000 common shares, in the aggregate, in the capital of the Titan at a deemed price of $0.83.

The issuance of common shares in the capital of the Titan will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements, and is subject to regulatory approval and applicable hold periods.  Following the closing of the shares for services transactions there will be 36,719,185 common shares in the capital of the Titan issued and outstanding.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: ITC - Industrial - Technology
SUBJECT: PER - PERSONNEL ANNOUNCEMENTS